# SEC Schedule 13G — Beneficial ownership report by passive or exempt holders of more than 5% of a class (short form)

Issuer: Jaguar Health, Inc., CIK 0001585608
CUSIP: 47010C805
Title of class of securities: Common stock, Par Value $0.0001 Per Share
Address of issuer's principal executive offices: 200 PINE STREET SUITE 400, SAN FRANCISCO, California (CA), 94104
Date of event which requires filing of this statement: 01/29/2025
Filed pursuant to Rule 13d-1(c)
Filed by CIK 0001978034

## Reporting persons
- John Fife and Fredrick Waid: type of reporting person: individual (IN); citizenship or place of organization: United States (X1); sole voting power 1,290,000; shared voting power 0; sole dispositive power 1,290,000; shared dispositive power 0; aggregate amount beneficially owned 1,290,000 (9.9% of the class)
  Comment: *John Fife has sole voting and dispositive power over 1,290,000 shares.
  
  ** 12,900 shares owned on behalf of John Fife; 1,277,100 shares owned on behalf of Fredrick Waid.
  
  *** Based on 13,088,288 shares outstanding.

## Item 1. Issuer
Name of issuer: Jaguar Health, Inc.
Address of issuer's principal executive offices: 200 PINE STREET SUITE 400, SAN FRANCISCO, CALIFORNIA, 94104

## Item 2. Person Filing
Name of person filing:
John M Fife
Fredrick Waid
Address of principal business office or, if none, residence:
John M Fife:

303 East Wacker Drive, Suite 1040
Chicago, IL 60601

Fredrick Waid:

303 East Wacker Drive, Suite 1040
Chicago, IL 60601
Citizenship: United States of America

## Item 3. If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b) or (c), type of person filing
Not applicable.

## Item 4. Ownership
Amount beneficially owned: 12,900
Percent of class: 0.1%
Sole power to vote or to direct the vote: 1,290,000
Shared power to vote or to direct the vote: 0
Sole power to dispose or to direct the disposition: 1,290,000
Shared power to dispose or to direct the disposition: 0

## Item 5. Ownership of 5 Percent or Less of a Class
Not applicable.

## Item 6. Ownership of More than 5 Percent on Behalf of Another Person
Not applicable.

## Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person
Identification and classification of the subsidiary: The 1,290,000 shares referenced in this Schedule 13G are issued into the name of Uptown Capital, LLC, a Utah limited liability company. Uptown Capital, LLC is wholly-owned by Andersonville Capital, LLC, a Delaware limited liability company. Andersonville Capital, LLC is 99 percent beneficially owned by the Van Sicklen Road Trust and 1 percent beneficially owned by John M. Fife. The Van Sicklen Trust is managed by Fredrick Waid, who serves as its trustee. John M. Fife has sole voting power of Andersonville Capital, LLC.

## Item 8. Identification and Classification of Members of the Group
Not applicable.

## Item 9. Notice of Dissolution of Group
Not applicable.

## Item 10. Certifications
Certification: By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under § 240.14a-11.

## Signatures
- John Fife and Fredrick Waid: John Fife, John Fife (01/29/2025)